BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

August 29, 2013

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Gabriel Eckstein, Staff Attorney

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. Form 20-F for Fiscal Year Ended December 31, 2012 (“2012 20-F”) Filed March 27, 2013 File No. 000-51469

Dear Ms. Collins, Ms. Kindelan, Mr. Eckstein and Mr. Crispino:

This letter sets forth the Company’s response to the comments contained in the letter dated August 15, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2012 20-F. “The Company” is used in this letter to refer to Baidu, Inc., its subsidiaries, and its consolidated affiliated entities in China. The comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2012

Risk Factors

“We are in the process of registering the pledges of equity interests by nominee shareholders…”, page 22

1.	We note from this risk factor disclosure that you are in the process of registering the pledge of equity interests by nominee shareholders of certain of your newly acquired consolidated affiliated entities. Based on the diagram provided as Exhibit 1 to prior comment 3, as well as other disclosures throughout your filings, it is not clear to which newly acquired entities you are referring. Please advise.

The Company respectfully advises the Staff that the consolidated affiliated entities referenced in the risk factor include (i) two consolidated affiliated entities that have entered into contractual arrangements with a wholly owned PRC subsidiary of Qiyi.com, Inc., which is shown in the diagram previously submitted in response to the Staff’s prior comment 3 and the 2012 20-F, and (ii) three other consolidated affiliated entities. As none of these five consolidated affiliated entities is significant to the Company as a group, their names have been omitted from the diagram previously submitted in response to the Staff’s prior comment 3 and the 2012 20-F.

The Company supplementally advises the Staff that (i) the Company has completed registering the pledge of equity interest by nominee shareholders of the two consolidated affiliated entities under Qiyi.com, Inc. as of the date hereof, and (ii) the Company is still in the process of registering the pledge of equity interests by nominee shareholders of the other three consolidated affiliated entities mentioned above as of the date hereof.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

2.	We note the proposed revised disclosures provided in your response to prior comment 5 where you include a discussion regarding the statutory limits on loans to any of your PRC subsidiaries. Please tell us whether you considered including quantified information regarding such limitations and at a minimum, provide such amounts in your response.

In response to the Staff’s comment, the Company submits to the Staff the following table setting forth the current amount of approved total investment, registered capital and statutory limit on loans for each of the Company’s principal PRC subsidiaries, and other PRC subsidiaries as a group:

PRC Subsidiary	Total Investment	Registered Capital	Statutory Limit *
	(million US$)
Baidu Online Network Technology (Beijing) Co., Ltd.	45.2	45.2	0
Baidu (China) Co., Ltd.	29.0	12.5	16.5
Baidu.com Times Technology (Beijing) Co., Ltd.	1.1	0.8	0.3
Baidu Cloud Computing Technology (Beijing) Co., Ltd.	300.0	100.0	200.0
Baidu Cloud Computing Technology (Shanxi) Co., Ltd.	298.0	100.0	198.0
Other PRC subsidiaries	299.4	235.9	63.5

Total			478.3

*	The statutory limit for loans to the relevant PRC subsidiary is the difference between the amount of approved total investment and the amount of its registered capital.

As illustrated in the table above, the aggregate amount of statutory limits for all of the Company’s PRC subsidiaries is US$478.3 million currently, which means the total amount of loans that Baidu, Inc. or any of its subsidiaries outside of China may make to the Company’s PRC subsidiaries may not exceed US$478.3 million.

The Company does not think the quantified statutory limits included in the response above is material information that must be disclosed in its Form 20-F filings for the reasons set forth below. In addition to providing loans to its PRC subsidiaries, the Company is permitted to transfer funds to its PRC subsidiaries through increasing the registered capital of existing PRC subsidiaries or funding the registered capital of newly established PRC subsidiaries. Moreover, the aggregate amount of statutory limits is constantly changing, as the Company may apply to increase the total investment and registered capital for its PRC subsidiaries and establish additional subsidiaries in China from time to time.

Notes to the Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-9

3.	We note your response to prior comment 6 where you state that in the event Baidu Online cannot have the P4P service results displayed on the website operated by Baidu Netcom, Baidu Online can set up or find access to alternative domain names and websites to display such results without substantial obstacles. Considering your disclosures on page 37 where you state that you believe baidu.com captured the largest internet search traffic in China in 2012, tell us why you believe the loss of access to Baidu Netcom’s domain names and website would create limited obstacles and interruptions to your business. Alternatively, please revise to include risk factor disclosures regarding the potential risks should Baidu Online lose access to Baidu Netcom’s website and domain names.

The Company respectfully advises the Staff that, in its response to the Staff’s prior comment 6, the Company meant Baidu Online can set up or find access to alternative domain names and websites to display the P4P services results easily, but did not mean that the loss of access to the domain names and websites held by Baidu Netcom, such as baidu.com, would create limited obstacles and interruptions to the Company’s business.

The Company supplementally advises the Staff that the Company could only foresee very limited and remote instances under which it may lose access to the domain names and websites held by Baidu Netcom. Should the unlikely instance occur, the Company’s ability to conduct its business would be materially adversely affected. Even though Baidu Online can have access to alternative domain names and websites to display the P4P services results, such websites may not generate the same marketing effect as baidu.com given the large traffic captured by baidu.com. This presents the same risk as what has been disclosed in the revised risk factor entitled “Our contractual arrangements with our consolidated affiliated entities in China and the individual nominee shareholders may not be as effective in providing control over these entities as direct ownership” proposed by the Company in its response to the Staff’s prior comment 2—should the Company lose control over the assets and businesses of the VIEs, including the domain names and trademarks, the Company’s business, results of operations and financial condition would be materially and adversely affected.

In light of the Staff’s comment, the Company proposes to revise the risk factor mentioned above as the following in its future Form 20-F filings (added text is underlined) to more explicitly describe the risk associated with the P4P business:

Since PRC law restricts or imposes conditions on foreign equity ownership in internet, online advertising, online audio and video services and employment agency companies in China, we operate our websites and conduct our online advertising, online audio and video services and employment agency businesses through our consolidated affiliated entities in China. We have no equity interest in any of these entities and must rely on contractual arrangements to control and operate the businesses and assets held by our consolidated affiliated entities, including the domain names and trademarks that have been transferred from our subsidiaries to our consolidated affiliated entities in accordance with requirement of PRC law. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, our consolidated affiliated entities and the individual nominee shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business, such as using the domain names and trademarks our subsidiaries have transferred to them or maintaining our websites, in an acceptable manner or taking other actions that are detrimental to our interests. If our consolidated affiliated entities or the individual nominee shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities, we may lose control over the assets owned by our consolidated affiliated entities, including our baidu.com domain name and website, and any other domain names and websites we have access to may not attract a large number of users and customers at the same level as baidu.com. As a result, our ability to conduct our business may be materially and adversely affected, and we may not be able to consolidate the financial results of the relevant affiliated entities into our consolidated financial statements in accordance with U.S. GAAP, which may materially and adversely affect our results of operations and damage our reputation.

4.	In addition, please expand your disclosures in the Business section to incorporate the information provided in your response to prior comment 6. In this regard, revise your disclosures to clearly describe how Baidu Online and Baidu Netcom each contribute to the P4P operations within the constraints of the PRC regulations. We refer you to Item 4.B of Form 20-F.

In response to the Staff’s comment, the Company proposes to revise the paragraph under “Item 4.B. Business Overview—Regulation—Regulations on Value-Added Telecommunications Services and Internet Content Services—Internet content services” in its future Form 20-F filings (page 53 of the 2012 20-F) (added text underlined and deleted text shown by strikethrough):

Internet content services. The Telecommunications Regulations promulgated by the PRC State Council in September 2000 categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Pursuant to the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts. The Administrative Measures on Internet Information Services, also promulgated by the PRC State Council in September 2000, require companies engaged in the provision of commercial internet content services ~~commercial ICP service operators~~ to obtain an ICP license from the relevant government authorities before providing any commercial internet content services ~~engaging in any commercial ICP operations~~ within the PRC. “Commercial internet content services” generally refer to provision of information, webpage production and other services through internet for a fee. We do not believe our P4P services are categorized as part of internet content services that require an ICP license under these regulations. Although our PRC subsidiary Baidu Online conducts the P4P business by, among other things, designing P4P keywords, interacting with potential P4P customers and engaging in sales activities with our customers, P4P search results are displayed on the websites operated by Baidu Netcom, including baidu.com. Baidu Netcom, as the owner of our domain name baidu.com and holder of the necessary licenses and approvals, such as an ICP license, operates the website to display P4P search results and other advertising content.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 20-F, please contact the undersigned at +86 10 5992-8999 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4850.

Very truly yours,

/s/ Jennifer Xinzhe Li
Jennifer Xinzhe Li
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

KC Yau, Partner, Ernst & Young Hua Ming LLP